

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 25, 2008

Mr. James J. Jacobs
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

> **Re: Houston American Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007, As Amended**
> **Filed March 28, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 12, 2008**
>
> **Form 8-K, Filed June 24, 2008**
> **File No. 1-32955**

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

Natural Gas and Oil Reserves, page 8

1.   We note your disclosure in footnote item (2) that you prepared the standardized
        measure of discounted future net cash flows attributable to your reserves "using
        prices in effect at the end of the respective periods presented, discounted at 10%
        per annum on a pre-tax basis." Based on this disclosure, it appears the measure
        you present under this heading may be a non-GAAP measure since it differs from
        the GAAP standardized measure of discounted future net cash flows as
        contemplated in SFAS 69 due to the exclusion of future income taxes. As such,
        please modify the description of this measure to avoid investor confusion and
        include the disclosures required by Item 10(e) of Regulation S-K, including
        reconciliation to the most directly comparable component of the standardized
        measure of discounted future net cash flows or otherwise modify your calculation
        and disclosure as necessary.

Controls and Procedures, page 25

2.   We note your disclosure that "Based on the evaluation described above, our Chief
        Executive Officer and Chief Financial Officer have concluded that, as of
        December 31, 2007, our disclosure controls and procedures were not effective in
        ensuring that the information required to be disclosed by us in reports filed under
        the Securities Exchange Act of 1934 is recorded, processed, summarized and
        reported within the time periods specified in the rules and forms of the SEC."
        Please note Item 307 of Regulation S-K requires you to disclose your officer's
        conclusions regarding the effectiveness of your disclosure controls and
        procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The
        definition in Rule 13a-15(e) is more comprehensive than that included in your
        disclosure. Specifically, the term disclosure controls and procedures "means
        controls and procedures of an issuer that are designed to ensure that information
        required to be disclosed by the issuer in the reports that it files or submits under
        the Act is recorded, processed, summarized and reported, within the time periods
        specified in the Commission's rules and forms. Disclosure controls and
        procedures include, without limitation, controls and procedures designed to
        ensure that information required to be disclosed by an issuer in the reports that it
        files or submits under the Act is accumulated and communicated to the issuer's
        management, including its principal executive and principal financial officers, or
        persons performing similar functions, as appropriate to allow timely decisions
        regarding required disclosure." Your officer's conclusion does not state whether
        your disclosure controls and procedures are effective or ineffective at

accomplishing all of these items. Please modify your officer's conclusion to state whether your disclosure controls and procedures are effective or ineffective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

3.   Given your conclusion that your disclosure controls and procedures were not effective as of December 31, 2007, please expand your disclosure to address any remedial measures that you initiated and/or planned to undertake to address the deficiency. Please also address whether there is an established timeline for implementing your initiated and/or planned remedial measures. In addition, please expand your disclosure to identify the remedial actions that you have taken and to provide quantitative information regarding the cost of such remedial actions.

Management's Report on Internal Control over Financial Reporting, page 25

4.   Please include a statement that your report does not include the auditor's attestation report and that your registered public accounting firm has not attested to management's report on the company's internal control over financial reporting. Refer to Release No. 33-8760.

Note 1 – Nature of Company and Summary of Significant Accounting Policies, page F-7

Marketable Securities, page F-9

5.   We note from your disclosure your "marketable securities consist of asset-backed securities and municipal bonds with original maturities beyond 90 days." We further note you view these "securities as representing the investment of funds available for current operations;" and have, therefore, classified your marketable securities as current assets. Please tell us and expand your disclosure to explain the nature and terms of the investments you hold in asset-backed securities and municipal bonds.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 6. Sale of Oil and Gas Properties, page 9

6.   We note you determined the carrying value of the properties sold "by allocating total capitalized costs within the non-U.S. full cost pool between properties sold and properties retained based on their relative fair values." Please confirm, if true, that you determined there were substantial economic differences between the properties sold and those retained, as contemplated by Rule 4-10(c)(6)(i) of Regulation S-X, or otherwise advise.

Controls and Procedures, page 17

7.   We note your certifying officers concluded your disclosure controls and
        procedures were effective as of June 30, 2008. Given your certifying officer's
        conclusion that your disclosure controls and procedures were ineffective as of
        December 31, 2007, please tell us and expand your disclosure to explain the
        necessary facts and circumstances that led to your ability to conclude that your
        disclosure controls and procedures were effective as of June 30, 2008.

Changes in Internal Control over Financial Reporting, page 17

8.   We note your disclosure that there were no changes in your internal control over
        financial reporting during the quarter ended June 30, 2008 that has materially
        affected or is reasonably likely to materially affect, your internal control over
        financial reporting. Please tell us whether you performed any remediation efforts
        during this reporting period which resulted in a change in your internal controls
        over financial reporting. In addition, please provide the following disclosures, if
        applicable, for each outstanding material weakness you identified in your Form
        10-K for the fiscal year ended December 31, 2007:

        •   Reiterate when each material weakness was first identified and by whom;
        •   Specifically identify the facts and circumstances surrounding each outstanding
            material weakness;
        •   Provide a more fulsome discussion of the nature of your remediation efforts
            and the actions you've already undertaken;
        •   Indicate when you believe your remediation efforts will be completed;
        •   Disclose the material costs associated with each remediation procedure.

Form 8-K Filed June 24, 2008

9.   Please confirm, if true, that you were not required to provide pro forma financial
        information for the disposition of your interest in the Caracara Association
        Contract in accordance with Items 2.01 and 9.01 of Form 8-K, or otherwise
        advise.

Engineering Comments

10.   Please submit to us the petroleum engineering reports – in hard copy and
       electronic digital format - you used as the basis for your 2007 proved reserve
       disclosures. Please ensure these materials include:

       a) One-line recaps for each property sorted by field and by present worth within
          each proved reserve category including the dates of first booking and
          estimated first production for your proved undeveloped properties;

       b) Total company summary income forecast schedules for each proved reserve
          category with proved developed segregated into producing and non-producing
          properties;

       c) Individual income forecasts for each of the three largest properties (net
          equivalent reserve basis) in the proved developed and proved undeveloped
          categories as well as the AFE for each of the three PUD projects;

       d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for
          each of these six largest properties. Please include normal operational
          performance projections such as oil cut vs. cumulative production and
          injection history/estimated fill up for any secondary recovery units in the
          largest three developed properties. Also include base maps for each PUD
          property/field that identify existing well and PUD locations as well as
          producing status. You may contact us for assistance in this or any other
          matter.

          Please direct these engineering items to:
          U.S. Securities and Exchange Commission
          100 F Street NE
          Washington, DC 20549-7010
          Attn: Ronald M. Winfrey

Closing Comments

       As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief